

February 4, 2016

J. Stephen Feinour, Jr.
Stradley Ronon Stevens & Young, LLP
2005 Market Street, Suite 2600
Philadelphia, Pennsylvania 19103-7018

    Re: Franklin Templeton, File No. 811-23124

Dear Mr. Feinour:

We have reviewed the registration statement for the Franklin Templeton ETF Trust filed on Form N-1A with the Securities and Exchange Commission on January 5, 2016, and have the comments below. Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement. All capitalized terms not otherwise defined have the meaning given to them in the registration statement.

Prospectus

Franklin LibertyQ International Equity Hedged ETF

    Fee Table

1. Please complete the fee tables and the footnote addressing the fee waiver. Please confirm the fee waiver agreement will be in effect for at least one year from the effective date of the registration statement.

    Principal Investment Strategy

2. On page 2, the prospectus states, "the Fund may invest up to 80% of its net assets in the component securities of the Underlying Index and in depositary receipts representing such securities." Please revise this policy to provide that the Fund will invest at least 80% of the value of its net assets, plus the amount of any borrowings for investment purposes. See Rules 35d-1(a)(2)(i) and 35d-1(d)(2) under the Investment Company Act of 1940 (the "1940 Act"). We also note that the Rule 35d-1 adopting release states that index funds are generally expected to invest more than 80% of their assets in investments connoted by the applicable index. Please confirm that the Fund will comply with the requirements of Rule 35d-1. *See* Investment Company Names, Investment Company Act Release No. 24828 (Jan. 17, 2001), at text accompanying note 16.

3. On page 2, the prospectus states that the index is "based on the MSCI EAFE Index that aims to reflect the performance of Franklin Templeton's investment strategy." Please clarify what is meant by the "performance of Franklin Templeton's investment strategy." Can Franklin Templeton change its investment strategy and therefore the composition of the Underlying Index? What is the investment strategy that is being tracked by the Underlying Index? Does "Franklin Templeton's investment strategy" refer to the multi-factor selection process described later in the paragraph? Is the performance of Franklin Templeton's investment strategy separately tracked?

4. On page 2, the prospectus states the Underlying Index uses a multi-factor selection process, which seeks exposure to four investment factors – quality, value, momentum and low volatility. Please define each of these factors in plain English.

5. On page 2, the prospectus states that the Underlying Index seeks "a lower level of risk and higher risk-adjusted performance than the MSCI EAFE Index over the long term." Please disclose how the Underlying Index seeks to achieve this lower level of risk and higher risk-adjusted performance.

6. On page 2, second paragraph, the prospectus notes that when the investment manager uses a representative sampling technique, "each security would be selected through the investment manager's quantitative analytical procedures to give the Fund's portfolio an investment profile similar to that of the Underlying Index." Please revise this paragraph for a plain English explanation of what the "quantitative analytical procedures" are, and how these procedures are used to select stocks for inclusion in the Fund.

7. On page 2, fourth paragraph, the prospectus states that "[c]omponents of the Underlying Index includes equity securities and foreign currency forward contracts." Is the monthly currency forward contract rollover hedge that is described in the remainder of the paragraph the only type of foreign currency forward contract that is a component of the Underlying Index? If not, please describe with specificity for what purpose the Underlying Index uses other foreign currency forward contracts.

8. On page 3, the disclosure states the Fund will be concentrated to the same extent as the Underlying Index. Please disclose in what industry or group of industries the Underlying Index is concentrated as of the date of the prospectus.

Principal Risks

9. On page 3, the prospectus states that the fund may invest a significant portion of its assets in a specific geographic region or particular country. Please disclose in the strategy and the risk sections the particular region or country in which the fund will invest.

10. On page 4, the prospectus includes market trading as a principal risk, and notes that "Any of these factors, among others, may lead to the Fund's shares trading at a premium or discount

to NAV." Please explain in plain English how a Fund share trading at a premium or discount affects shareholders in the secondary market.

11. On page 4, the prospectus states that "Derivatives involve costs and create economic leverage in the Fund's portfolio which may result in significant volatility and cause the Fund to participate in losses (as well as gains) in an amount that exceeds the Funds' initial investment." We note that the Fund only discloses that it will invest in foreign currency forward contracts. If the fund intends to use other derivatives for leverage as a principal investment strategy, please revise the principal investment strategy disclosure accordingly. If the Fund's only exposure to derivatives will be through foreign currency forward contracts, consider combining this risk factor with the "Currency Hedging" risk factor to avoid investor confusion.

> Performance

12. Revise the performance disclosure to include narrative required by Item 4(b)(2)(i), Instruction 1(b).

13. Please confirm that neither the Funds nor any of their related companies pay financial intermediaries for the sale of Fund shares or related services. Otherwise, please include the disclosure required by Item 8.

Franklin LibertyQ Emerging Markets ETF

14. Please review all comments provided for the Franklin LibertyQ International Equity Hedged ETF, and note their applicability to the Franklin LibertyQ Emerging Markets ETF. Please revise the Franklin LibertyQ Emerging Markets ETF disclosure accordingly.

Franklin LibertyQ Global Dividend ETF

15. Please review all comments provided for the Franklin LibertyQ International Equity Hedged ETF, and note their applicability to the Franklin LibertyQ Global Dividend ETF. Please revise the Franklin LibertyQ Global Dividend ETF disclosure accordingly.

Franklin LibertyQ Global Equity ETF

16. Please review all comments provided for the Franklin LibertyQ International Equity Hedged ETF, and note their applicability to the Franklin LibertyQ Global Equity ETF. Please revise the Franklin LibertyQ Global Equity ETF disclosure accordingly.

> Principal Risks

17. On page 28, the disclosure identifies specific derivative instruments (swaps) as a principal risk of the Franklin LibertyQ International Equity Hedged ETF. As noted above in comment 12, the Fund's principal investment strategy indicates only that currency forwards will be

used to hedge the Fund's exposure. If additional derivative instruments will be used, please disclose the types of derivatives the Fund is expected to use, the manner in which derivatives will be employed by the Fund, and the maximum percentage of ETF assets that are expected to be allocated to derivatives. *See generally* Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Management

18. Page 32 indicates that the Adviser will reduce its fees to reflect reduced services resulting from the Fund's investment in a Franklin Templeton money fund. None of the Funds' fee tables include an expense line item for "Acquired Fund Fees and Expenses" ("AFFE"). If AFFE is greater than 0.01 % of assets, please include an appropriate line in each fund's fee table.

Closing

We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in a pre-effective amendment, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendment.

Response to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no change will be made in the filing in response to a comment, please indicate that fact in your response letter and briefly state the basis for your position. Where changes are made in response to our comments provide information regarding the nature of the change and, if appropriate, the location of such new or revised disclosure in the amended filing. As required by the rule, please insure that you mark new or revised disclosure to indicate the change.

Please advise us if you have submitted or expect to submit a no-action request in connection with your registration statement.

You should review and comply with all applicable requirements of the federal securities laws in connection with the preparation and distribution of a preliminary prospectus.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in these filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- the Trust is responsible for the adequacy and accuracy of the disclosure in the filing;

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the Trust may not assert the action as a defense to any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

Should you have any questions regarding this letter, please contact me at (202) 551-6966.

Sincerely,

/s/ Marianne Dobelbower

Marianne Dobelbower
Attorney
Disclosure Review Office